                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                               OTG Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    671059103

--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Noah D. Mesel                         John W. Larson
           Legato Systems, Inc.                  Brobeck, Phleger & Harrison LLP
           2350 West El Camino Real              One Market, Spear Tower
           Mountain View, CA  94040              San Francisco CA  94105
           (650) 210-7000                        (415) 442-0900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                February 20, 2002
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

                         (Continued on following pages)

----------------------------------           -----------------------------------
CUSIP NO. 671059103                   13D
----------------------------------           -----------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Legato Systems, Inc.
            I.R.S. I.D. #  94-3077394
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) |_|  (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                   OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                              |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
               State of Delaware

----------------------------- --------- ----------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                                                          - 0 -
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- ----------------------------------------
                                 8      SHARED VOTING POWER
                                                                      10,603,688
                              --------- ----------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                                                           - 0 -
                              --------- ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                                                      10,603,688

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                            |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11        32.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                                              CO
----------- --------------------------------------------------------------------

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Legato Systems, Inc. that it is the beneficial owner of any of the common stock of OTG Software, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.
        -------------------

        This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Issuer Common Stock"), of OTG Software, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2600 Tower Oaks Blvd., Rockville, MD 20852.

Item 2. Identity and Background.
        -----------------------

     (a) The name of the person filing this statement is Legato Systems, Inc., a Delaware corporation ("Legato").

     (b) The address of the principal office and principal business of Legato is 2350 West El Camino Real, Mountain View, CA 94040.

     (c) Legato is a leading provider of network storage management software products and services to mid and large scale enterprises. Set forth in Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Legato's directors and executive officers, as of the date hereof.

     (d) During the past five years, neither Legato nor, to Legato's knowledge, any person named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Legato nor, to Legato's knowledge, any person named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        Pursuant to an Agreement and Plan of Merger, dated as of February 20, 2002 (the "Merger Agreement"), by and among Legato, Orion Acquisition Sub Corp., a Delaware corporation and wholly owned subsidiary of Legato ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein, the Issuer will be merged with and into Merger Sub (the "Merger"), with each share of Issuer Common Stock being converted into the right to receive 0.6876 shares of Legato Common Stock plus a cash payment of $2.50. The Merger is subject to regulatory approval and the approval of the Merger Agreement by the stockholders of the Issuer and Legato and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 and incorporated herein in its entirety by reference.

Item 4. Purpose of Transaction.
        ----------------------

     (a) - (b) Legato currently intends to consummate the Merger described in
Item 3. Additionally, the Merger Agreement requires Legato to assume the Issuer's 1994 Stock Plan (of Smart Storage, Inc.), 1998 Stock Incentive Plan, and 2000 Stock Incentive Plan, as well as the outstanding options issued under such plans or certain other agreements.

        As an inducement to Legato to enter into the Merger Agreement, certain stockholders (collectively, the "Voting Agreement Stockholders") of the Issuer have entered into a Voting Agreement, dated as of February 20, 2002 (the "Voting Agreement"), with Legato and have, by executing the Voting Agreement and the related irrevocable proxies attached to the Voting Agreement as Exhibit A thereto, irrevocably appointed Legato (or any nominee of Legato) as his or its lawful attorney and proxy. Such proxies give Legato the limited right to vote each of the 10,603,688 shares of the Issuer's Common Stock beneficially and collectively owned by the Voting Agreement Stockholders in all matters related to the Merger. The shared voting power with the Voting Agreement Stockholders of the Issuer relates to 10,603,688 shares of Issuer Common Stock (the "Shares"). The Voting Agreement Stockholders and the number of shares which they represented to Legato to be beneficially owned by each of them and subject to the Voting Agreement is set forth in Schedule B which is hereby incorporated herein by this reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 2 and incorporated herein in its entirety by reference.

        In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Stockholders, Legato's (or any nominee of Legato's) power with respect to the Shares will be limited, at every Issuer stockholders' meeting and every written consent in lieu of such meeting, to voting the Shares
(a) in favor of approval and adoption of the Merger and the Merger Agreement and the transactions contemplated thereby and by the Voting Agreement (b) in favor of any matter that could be reasonably expected to facilitate the Merger and (c) against any matter that could reasonably be expected to hinder, impede or delay the Merger or materially adversely affect the Merger and the transactions contemplated thereby and by the Merger Agreement and the Voting Agreement. The Voting Agreement Stockholders may vote the Shares on all other matters. The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

        Additionally, the Voting Agreement Stockholders agreed not to dispose of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of any of the Shares during the term of the Voting Agreement.

     (c) Not applicable.

     (d) Upon consummation of the Merger, the directors of the surviving corporation in the Merger (the "Surviving Corporation") shall be Noah D. Mesel, Vice President and General Counsel of Legato, and Andrew J. Brown, Senior Vice President and Chief Financial Officer of Legato. The officers of the Surviving Corporation shall be the officers of Merger Sub at the effective time of the Merger, until their respective successors are duly elected or appointed and qualified.

     (e) Other than as a result of the Merger described in Item 3, not applicable.

     (f) Not applicable.

     (g) Upon consummation of the Merger, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such certificate of incorporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is OTG Software, Inc." Upon consummation of the Merger, the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, shall be the bylaws of the Surviving Corporation until thereafter amended; provided, however, that the bylaws shall be amended to reflect the name change to OTG Software, Inc.

     (h) - (i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Exchange Act, and delisted from The Nasdaq Stock Market's National Market.

     (j) Other than described above, Legato currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Legato reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     (a) - (b) As a result of the Voting Agreement, Legato may be deemed to be the beneficial owner of at least 10,603,688 shares of Issuer Common Stock. Such Issuer Common Stock constitutes, based upon the Issuer's filings with the SEC, approximately 32.1% (calculated to pursuant to Rule 13d-3 under the Exchange
Act) of the issued and outstanding shares of Issuer Common Stock as of the date of the Merger Agreement.

        Legato has shared power to vote all of the Shares for the limited purposes described above and the Voting Agreement Stockholders have agreed not to dispose of beneficial interests in the Shares under the Voting Agreement. Legato does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Voting Agreement. In addition, Legato (i) is not entitled to any rights as a stockholder of the Issuer as to the Shares and (ii) disclaims any beneficial ownership of the Shares. To Legato's knowledge, no additional shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

     (c) Neither Legato nor, to the knowledge of Legato, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

        Other than the Merger Agreement and the Voting Agreement and agreements with five employees of OTG to waive, as part of new employment arrangements with Legato which will become effective after consummation of the Merger, rights to accelerated vesting of options to purchase shares of Issuer Common Stock, to the knowledge of Legato, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.
        ---------------------------------

        The following documents are filed as exhibits:

          1. Agreement and Plan of Merger, dated as of February 20, 2002 by and among Legato Systems, Inc., a Delaware corporation, Orion Acquisition Sub Corp., a Delaware corporation and wholly owned subsidiary of Legato Systems, Inc., and OTG Software, Inc., a Delaware corporation.

          2. Voting Agreement, dated as of February 20, 2002, by and among Legato Systems, Inc., a Delaware corporation, and certain affiliates of OTG Software, Inc., a Delaware corporation.

                                   SIGNATURE
                                   ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2002


                                      LEGATO SYSTEMS, INC.


                                      By: /S/ ANDREW J. BROWN
                                          -------------------
                                          Andrew J. Brown
                                          Senior Vice President
                                          and Chief Financial Officer

                                   Schedule A
                                   ----------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              LEGATO SYSTEMS, INC.

                                 Present Principal
                             Occupation Including Name
                               of Employer (if other
        Name                 than Legato Systems, Inc.)                Address of Employer
------------------------    --------------------------              -------------------------
Executive Officers of
Legato Systems, Inc.
---------------------

David B. Wright              Chairman, President and Chief          Legato Systems, Inc.
                             Executive Officer                      2350 West El Camino Real
                                                                    Mountain View, CA

David L. Beamer              Executive Vice President,              Legato Systems, Inc.
                             Worldwide Sales and Marketing          2350 West El Camino Real
                                                                    Mountain View, CA

Andrew J. Brown              Senior Vice President and Chief        Legato Systems, Inc.
                             Financial Officer                      2350 West El Camino Real
                                                                    Mountain View, CA

Charles E. Fonner            Senior Vice President, Worldwide       Legato Systems, Inc.
                             Marketing                              2350 West El Camino Real
                                                                    Mountain View, CA

Outside Directors
-----------------

Eric A. Benhamou             Chairman of the Board of 3Com          c/o Legato Systems, Inc.
                             Corporation, Chairman of the Board     2350 West El Camino Real
                             and Interim CEO of Palm Inc.           Mountain View, CA

H. Raymond Bingham           President and CEO of Cadence Design    c/o Legato Systems, Inc.
                             Systems, a design automation           2350 West El Camino Real
                             software company                       Mountain View, CA

Brendan J. Dawson            Consultant to Legato Systems, Inc.     c/o Legato Systems, Inc.
                                                                    2350 West El Camino Real
                                                                    Mountain View, CA

                                 Present Principal
                             Occupation Including Name
                               of Employer (if other
        Name                 than Legato Systems, Inc.)                Address of Employer
------------------------    --------------------------              -------------------------
Kenneth A. Goldman           Senior Vice President and              c/o Legato Systems, Inc.
                             Chief Financial Officer of             2350 West El Camino Real
                             Siebel Systems, Inc., an               Mountain View, CA
                             application software company

Christopher B. Paisley       Dean's Executive Professor,            c/o Legato Systems, Inc.
                             Leavy School of Business,              2350 West El Camino Real
                             Santa Clara University                 Mountain View, CA

David N. Strom               General Partner of several             c/o Legato Systems, Inc.
                             venture capital funds affiliated       2350 West El Camino Real
                             with Greylock Management               Mountain View, CA
                             Corporation


                                   Schedule B
                                   ----------

Stockholder                                         Shares Beneficially Owned
----------                                          -------------------------

Richard A. Kay                                               8,351,600

Richard A. Kay, as trustee for the                             106,709
Brandon Kay November 1999
Grantor Retained Annuity Trust

Richard A. Kay, as trustee for the                             219,835
Brandon Kay June 1999 Grantor
Retained Annuity Trust

Richard A. Kay, as trustee for the                           1,000,000
Richard A. Kay Charitable
Remainder Unitrust

Richard and Rebecca Kay                                         55,000
Foundation

Richard A. Kay, as trustee for the                             408,272
Bradley Evan Kay November 1999
Grantor Retained Annuity Trust

Richard A. Kay, as trustee for the                             408,272
Amanda Jean Kay November 1999
Grantor Retained Annuity Trust

-----------------------------                               ----------

Total                                                       10,603,688